SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 2)

Westway Group, Inc.

(Name of Subject Company)

Westway Group, Inc.

(Names of Person Filing Statement)

Class A Common Stock, par value $0.0001 per share

Class B Common Stock, par value $0.0001 per share

Series A Perpetual Convertible Preferred Stock, par value $0.0001 per share

Warrants, exercise price of $5.00 per share of Class A Common Stock

(Title of Class of Securities)

96169B100

(CUSIP Number for Class A Common Stock)

James B. Jenkins

Chief Executive Officer

Westway Group, Inc.

365 Canal Street, Suite 2900

New Orleans, LA 70130

(504) 525-9741

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person Filing Statement)

With copies to:

Craig L. Godshall, Esq.

Stephen M. Leitzell, Esq

Dechert LLP

2929 Arch Street, 21st Floor

Philadelphia, PA 19104

(215) 994-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Statement”) originally filed with the U.S. Securities and Exchange Commission (the “SEC”) by Westway Group, Inc., a Delaware corporation (the “Company”) on December 31, 2012 and amended by Amendment No. 1 thereto, filed with the SEC on January 7, 2013. The Statement relates to the cash tender offer by Bishop Infrastructure III Acquisition Company, Inc., a Delaware corporation (“Purchaser”) and a wholly owned direct subsidiary of Bishop Infrastructure II Acquisition Company, Inc., a Delaware corporation (“Parent”). Parent is a controlled affiliate of EQT Infrastructure II Limited Partnership, a limited partnership registered under the laws of England and Wales (the “Guarantor”), as disclosed in the Tender Offer Statement on Schedule TO filed by Parent, Purchaser and Guarantor with the U.S. Securities and Exchange Commission (the “SEC”) on December 31, 2012 (as amended or supplemented from time to time, the “Schedule TO”). The Schedule TO relates to Purchaser’s offer to purchase for cash: (i) all of the outstanding shares of Common Stock at a purchase price of $6.70 per share of Common Stock, (ii) all of the outstanding Warrants to purchase Common Stock at a purchase price per share of Common Stock subject to each such Warrant of $1.70, and (iii) all of the outstanding shares of Preferred Stock at a purchase price of $6.79 per share of Preferred Stock (each an applicable “Offer Price”), net to the seller thereof in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 31, 2012 (the “Offer to Purchase”), and the related letters of transmittal (the “Letters of Transmittal,” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). Capitalized terms used in this Amendment but not defined herein shall have the respective meaning given to such terms in the Statement.

The information set forth in the Statement remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein.

Item 2	Identity and Background of the Filing Person

The second paragraph under the subsection “Offer” is hereby amended and supplemented by adding the following sentences at the end of such paragraph:

“On January 14, 2013, the Company, Parent and Purchaser entered into Amendment No. 1 to the Merger Agreement (the “Merger Agreement Amendment”). A copy of the Merger Agreement Amendment is filed as Exhibit (e)(19) hereto and is incorporated herein by reference.”

Item 3.	Past Contacts, Transactions, Negotiations and Agreements

The first paragraph under the heading “Arrangements Between the Company and its Directors, Executive Officers and Affiliates” and subheading “Merger Agreement” is hereby amended and restated in its entirety:

“On December 20, 2012, the Company, Parent and Purchaser entered into the Merger Agreement. On January 14, 2013, the Company, Parent and Purchaser entered into the Merger Agreement Amendment. A summary of the Merger Agreement is contained in the Offer to Purchase and is incorporated herein by reference. The Merger Agreement Amendment clarifies the manner of expression of a condition of the tender offer, as reflected in sub-paragraph (f) of Section 2 –”Certain Conditions of the Offer” in the Offer to Purchase, as amended on January 7, 2013 and January 14, 2013. The above-referenced summary of the Merger Agreement and explanation of the Merger Agreement Amendment does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement and Merger Agreement Amendment, copies of which are filed as Exhibit (e)(1) and (e)(19) hereto, respectively, and are incorporated herein by reference.”

Item 4	The Solicitation or Recommendation

The subsection “Background of the Offer and the Merger” in the section “Background of the Offer and the Merger; Reasons for the Recommendation of the Board” is hereby amended and supplemented by inserting the following new paragraph after the last paragraph thereof:

On January 14, 2013, the Company, Parent and Purchaser entered into the Merger Agreement Amendment.

Item 9.	Materials to Be Filed as Exhibits

“Item 9. Materials to Be Filed as Exhibits” of the Statement is hereby amended and supplemented by adding the following after exhibit (e)(19)

Exhibit No.	Document

(e)(20)	Amendment No. 1 to Agreement and Plan of Merger, dated January 14, 2013, by and among Parent, Purchaser and the Company (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on January 16, 2013).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

WESTWAY GROUP, INC.

Date: January 16, 2013	By:	/s/ Thomas A. Masilla, Jr.
	Name:	Thomas A. Masilla, Jr.
	Title:	Chief Financial Officer